Exscientia Announces Expansion of its Technology Leadership Team

Expanded leadership structure maintains nimble technology development across multitude of discovery and development functions

OXFORD, England – June 29, 2023 – Exscientia plc (Nasdaq: EXAI) announced today that it is expanding its technology management structure to accelerate application of Exscientia's innovative technologies to catalyse instrumental change in the way drug candidates are being discovered, designed and developed for patients in need of innovative therapies.

Over the last decade, Exscientia’s AI-based drug design platform has successfully created five drugs currently in clinical trials and solved dozens of medicinal chemistry problems where traditional methods had failed. In addition, use of the company’s technology has grown far beyond medicinal chemistry, including personalised medicine, target identification and laboratory automation. As a result, Exscientia now has one of the largest teams of technologists in the biopharma industry, including expertise in many distinct applications of artificial intelligence, data sciences and engineering.

In order to maintain nimble product development, Exscientia operates through a large number of multidisciplinary teams. The company’s change in management structure announced today will further align executive decision making with its functional priorities in technology. This includes the promotion of three experienced leaders to Exscientia's executive committee; they will each head one of the newly created technology functions and report directly to CEO Andrew Hopkins:
●Professor Charlotte Deane MBE, Chief AI Officer
●Eileen Jennings-Brown, Chief Information Officer
●Dr. John P. Overington, PhD, Chief Data Officer

Dr. Garry Pairaudeau, PhD, Exscientia’s Chief Technology Officer, is stepping down and will remain available as an advisor to the company until December 31, 2023.

“Under Garry's leadership, Exscientia has built a scalable technology stack, established automation laboratories and grown its technology team to over 200 employees,” said Professor Andrew Hopkins FRS FMedSci, founder and Chief Executive Officer of Exscientia. “As we expand our clinical footprint and build out personalised medicine, Charlotte, Eileen and John are proven innovators who will help guide how technology can be applied across all of our business. We are very well positioned to continue leading the way in utilising technology to reshape the biopharma industry and demonstrate concrete outcomes.”

Professor Charlotte Deane MBE joined Exscientia in January 2022 as Chief Scientist, Biologics AI. With today's announcement, her role will expand to include a focus on the application of AI, Machine Learning and physics based methods for the discovery and development of novel drug candidates across small molecules and biologics. Charlotte is one of the UK’s most accomplished bioinformaticians and has held numerous senior roles at the University of Oxford, where she is currently Professor of Structural Bioinformatics and leads the University’s Protein Informatics group. Prior to this, Charlotte was Deputy Executive Chair of the Engineering and Physical Sciences Research Council at UK Research and Innovation (UKRI). She has played an active role during the COVID-19 pandemic as the UKRI’s COVID Response Director, and was a member of SAGE, the UK Government’s Scientific Advisory Group for Emergencies. Charlotte holds a B.A. in Chemistry from the University of Oxford and a Ph.D. in Biochemistry from the University of Cambridge.

Eileen Jennings-Brown is a highly experienced technology leader with an extensive IT career spanning more than 25 years. She joined Exscientia as Chief Information Officer in May 2022 from Wellcome Trust, where she formed part of the senior leadership and led digital transformation as Head of Technology. Eileen started her career as an IT engineer followed by two decades of corporate and consulting roles. She held various senior leadership positions, forged new IT businesses, led business transformation through technology and consulted for the Chartered Institute for IT to a diverse range of clients and industries. Eileen is a strong advocate for diversity and inclusion in STEM and a regular judge for IT industry awards. In 2020 she was voted into the top 50 most influential women in UK technology by Computer Weekly, and in 2022 featured in the book ‘Wonder Women’ that tells the stories of inspiring female leaders compiled by She2 Leadership.

Dr. John P. Overington, PhD, joined Exscientia in July 2021 as Vice President, Discovery Initiatives. In this expanded role John will lead a unified data function covering all aspects of data generation and analysis. John has over 30 years experience of bioinformatics and drug discovery, encompassing large pharma, biotech, and academia. John was an early adopter of using computational data and machine learning to improve drug discovery with over 15 publications and 25,000 citations on the subject. In addition to positions at European Bioinformatics Institute (EBI), BenevolentAI, Pfizer and Inpharmatica, John was most recently Chief Information Officer of the Medicines Discovery Catapult, a UK-government initiative to implement new technologies to R&D across industries. He was also the founder of ChEMBL at the EBI, one of the most broadly used and largest drug discovery databases in the world, bringing together chemical, bioactivity and genomic data for over 2 million compounds. John has been a Visiting Professor at University College London and the University of Manchester and is a Committee Member for Society of Medicines Research.

About Exscientia
Exscientia is an AI-driven precision medicine company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients. Visit us at https://www.exscientia.ai or follow us on Twitter @exscientiaAI.

Exscientia Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to Exscientia’s research and development and product candidates. Any statement describing Exscientia’s goals, plans, or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to: the expansion of the company’s technology leadership structure, promotion of certain of the company’s executives and the creation of new technology functions. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 23, 2022 (File No. 001-40850), and other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgement of its management, these statements are based only on facts and factors currently known by the company at the time of this press release. As a result, you are cautioned not to rely on these forward-looking statements.

Investor relations contact:
Sara Sherman
investors@exscientia.ai

Media contact:
Oliver Stohlmann
media@exscientia.ai